# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Advanced Biomed Inc., CIK 0001941029
CUSIP: 00752P203
Title of class of securities: Common Stock par value $0.001
Address of issuer's principal executive offices: No. 689-85 Xiaodong Road,, Yongkang District,, Tainan City, Taiwan (F5), 00000
Date of event which requires filing of this statement: 07/27/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002044946

## Reporting persons
- Pau Hung To: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Advanced Biomed Inc.
Address of issuer's principal executive offices: No. 689-85 Xiaodong Road, Yongkang District, Tainan City, Taiwan

## Item 2. Person Filing
Name of person filing: HUNG TO PAU
Address of principal business office or, if none, residence:
Flat B, 7/F, Block B
Yick Fung Garden, 60 Praya
Kennedy Town, Hong Kong
Citizenship: HUNG TO PAU is a citizen of People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class:
0%

Based upon (i) 100,000 shares of common stock transferred to Lu Yi on July 27, 206, and (ii) 76,225 shares of common stock transferred to Zhao Jie on July 27, 2026, in each case in satisfaction of indebtedness of the Reporting Person in the aggregate principal amount of $480,000.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Pau Hung To: /s/ Pau Hung To, Pau Hung To (08/20/2026)